SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________

Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001; and Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2002.

2.	Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES

June 26, 2003	/S/ Kevin P. Heslin

Kevin P. Heslin
Chairman of Goodrich Corporation
Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Goodrich Corporation Savings Plan for Rohr Employees,
December 30, 2002 and 2001 and year ended December 30, 2002
with Report of Independent Auditors

Goodrich Corporation Savings Plan for Rohr Employees

Audited Financial Statements and Supplemental Schedule

December 30, 2002 and 2001 and
year ended December 30, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	9

Report of Independent Auditors

Goodrich Corporation
Benefit Design and Administration Committee

We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Savings Plan for Rohr Employees as of December 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 30, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ Ernst & Young LLP

Charlotte, North Carolina
June 20, 2003

Goodrich Corporation Savings Plan for Rohr Employees

Statements of Net Assets Available for Benefits

	December 30,

	2002	2001

Assets
Investments, at fair value (Note 3)	$47,851,693	$361,298,337

Contribution receivables:
Goodrich Corporation	52,000	—

Total assets	$47,903,693	$361,298,337

Liabilities

Trust to trust transfer payable (Note 1)
Goodrich Corporation Employees’ Savings Plan	$—	$302,411,833

Total liabilities	—	302,411,833

Net assets available for benefits	$47,903,693	$58,886,504

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2002

Additions
Investment income:
Interest on participant loans	$69,326
Dividends and interest	1,174,132

1,243,458

Contributions:
Employees	5,630,122
Employer	1,961,888

7,592,010

Total additions	8,835,468

Deductions
Net depreciation in fair value of investments (Note 3)	(10,647,751)
Withdrawals and benefit payments	(9,153,463)
Administrative expenses	(17,065)

Total deductions	(19,818,279)

Net decrease	(10,982,811)

Net assets available for benefits at beginning of year	58,886,504

Net assets available for benefits at end of year	$47,903,693

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements

1. Description of the Plan

The following description of Goodrich Corporation Savings Plan for Rohr Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pretax and post-tax basis with the assistance of Rohr, Inc. (the “Company”), which was acquired by Goodrich Corporation (“Goodrich”), formerly The B.F. Goodrich Company, and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including a Goodrich stock fund, which shall be held for their benefit in the Plan.

Effective December 30, 2001, the Plan assets of all non-union employees were merged into the Goodrich Corporation Employees’ Savings Plan, resulting in a transfer of $302,411,833.

Participation in the Plan

The Plan generally covers employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.

Contributions

Participants may make pretax or post-tax contributions up to 17% of their qualified gross pay, as defined in the Plan document. Contributions by highly-compensated employees are limited to 11% of their qualified gross pay, as defined in the Plan document. Maximum employee contributions (which are limited by Internal Revenue Service regulations) were $11,000 and $10,500 for 2002 and 2001, respectively. The Company contributes to each participating employee’s account an amount equal to 75% of the first 4% of pretax employee contributions.

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting Provisions

Participants vest 20% in the Company’s contributions for each year in which they work 1,000 hours.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.

Withdrawals

Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or termination for other reasons. Participants separating from service have the option of deferring distribution of the vested value of his or her account until age 70-1/2. Participants may elect to have Employer Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.

A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the investments held in the participant’s account attributable to the participant’s post-tax and rollover contributions, and the value of the investments attributable to that portion of the Company’s contributions that has become vested.

A participant may make an in-service withdrawal of his or her pretax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan.

Forfeiture of Interest

Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

Participant Loans

Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4 1/2 years and provide fixed interest rates based upon federal short-term rates of 4.25% and 4.00% at December 30, 2002 and 2001, respectively. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon federal long-term rates of 4.25% and 5.67% at December 30, 2002 and 2001, respectively. Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Plan Termination

The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company reserves the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant’s account (including that portion of the account attributable to the Company’s contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Employer Stock Fund is a unitized fund comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the market value of the common stock and the short-term cash investments. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s assets.

	December 30,	December 30,
	2002	2001

Fidelity Growth and Income Portfolio, 488,856 and 2,202,018 shares, respectively	$14,822,108	$83,038,104
Fidelity Magellan Fund, 50,072 and 502,844 shares, respectively	3,946,648	52,984,679
Fidelity Asset Manager Fund, 90,926 and 1,438,981 shares, respectively	1,252,955	22,390,544
Fidelity Short-Term Bond Portfolio, 966,024 and 3,305,667 shares, respectively	8,684,553	29,023,760
Fidelity Retirement Money Market Portfolio, 6,795,561 and 40,338,402 shares, respectively	6,795,561	40,338,402

Goodrich Corporation Savings Plan for Rohr Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,647,751 as follows:

Mutual Funds	$(10,017,562)
Employer Stock Fund	(630,189)

$(10,647,751)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest.

Supplemental Schedule

Goodrich Corporation Savings Plan for Rohr Employees

EIN 95-1607455 Plan-003

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 30, 2002

Identity of Issue,	Description of Investment,
Borrower, Lessor,	Including Maturity Date, Rate of	Current
or Similar Party	Interest, Par or Maturity Value	Value

Fidelity Growth and Income Portfolio*	488,856 shares	$14,822,109
Fidelity Magellan Fund*	50,072 shares	3,946,648
Fidelity Asset Manager Fund*	90,926 shares	1,252,955
Fidelity Short-Term Bond Portfolio*	966,024 shares	8,684,553
Fidelity Disciplined Equity Fund*	26,203 shares	471,657
Fidelity Asset Manager Growth Fund*	95,340 shares	1,138,365
Fidelity Retirement Money Market Portfolio*	6,795,561 shares	6,795,561
Fidelity Overseas Fund*	7,651 shares	167,556
Fidelity Asset Manager Income Fund*	32,691 shares	355,019
Fidelity Puritan Fund*	36,041 shares	568,011
Fidelity Contrafund*	16,906 shares	650,694
Fidelity Independence Fund*	77,898 shares	1,017,351
Fidelity Blue Chip Fund*	36,861 shares	1,177,329
Fidelity Equity Income II Fund*	9,379 shares	162,911
Fidelity Spartan U.S. Equity Index Fund*	20,070 shares	624,976
Janus Overseas Fund	51,712 shares	786,020
Janus Worldwide Fund	46,499 shares	1,484,264
N&B Guardian Trust Fund	2,090 shares	17,432
Founders Growth Fund	34,252 shares	255,860
EnPro Stock Fund*	16,729 units	52,363
Employer Stock Fund*	103,106 units	1,432,148

		45,863,782

Loans to participants*	Loans bearing interest with rates
	Between 4.0% and 5.67%	1,987,911

Total		$47,851,693

•     Indicates party-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX

23	Consent of Independent Auditors – Ernst & Young LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002